FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                  For the month of May 1, 2007 to May 31, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: June 28, 2007




/s/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                  For the month of May 1, 2007 to May 31, 2007


     684 Results of Phase 1 Sampling -  Catabola
     685 Increase Shareholding In Angolan Projects
     686 Longonjo Carbonatite Assay Results




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                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634

                                               Level 9, 28 The Esplanade
                                               Perth
                                               Western Australia       6000
                                               PO Box   5643
                                               St George's Terrace
                                               Perth
                                               Western Australia       6831
                                               Telephone: (61-8) 9226 4788
                                               Facsimile:  (61-8) 9226 4799
                                               Email: info@cityviewcorp.com
                                               Web:   www.cityviewcorp.com



May 21,  2007

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000



                RESULTS OF PHASE 1 SAMPLING PROGRAMME - CATABOLA

CityView Corporation is pleased to announce the results of its Phase 1 sampling programme at the Longonjo Project, Catabola Prospect, Angola.

The results of this first phase are seen as significant, as they confirm the presence of a potentially major mineralised system at Catabola. Grades of copper and gold, especially from rock chip sampling, are highly encouraging. The results also largely substantiate the information contained in the report "Estudio Geologico-Mineiro de la Region de Cuma-Caquete" (the Spanish Report"), recently acquired by CityView. This report, for example, details the recovery of approximately 24kg of gold from alluvial exploration just 150m south of the main Catabola prospect.

Phase 2 exploration is now underway at Catabola. A team of geologists are currently on the ground, and in the last few weeks have re-opened, entered and sampled the old workings. The results of this sampling will give more definition to the mineralization and allow for detailed drill hole planning. In addition, the sizeable volume of information contained in the "Spanish Report", is currently being captured in digital format, and this will allow for the development of a 3D geological model, which in turn will assist in accurate drill hole planning.

The drilling programme is expected to start towards the beginning of July. This will initially consist of approximately 3,000m of diamond drilling and will take approximately three months to complete.

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The primary function of the Phase 1 field programme was to complete a soil and rock chip sampling programme over the Catabola prospect area allowing the accurate delineation of the potential mineralization, with a view to defining potential drill targets.

Catabola is a vein type Cu-Au prospect consisting of a series of shear zone hosted copper-gold quartz veins apparently bounded by barite-magnetite quartz veins. In the late 1940's - early 1950's there was extensive investigation of this mineralisation and this is evident today as series of narrow trenches and audits (29) and shafts (7), along a strike of approximately 1.6km.

The soil sampling programme for Catabola consisted of samples taken on a 100m x 50m grid. A duplicate sample field sample was taken randomly every ten samples and a standard sample added every 30 samples. A total of 1076 samples were taken, including 108 duplicates and 35 standards. In addition to the soil sampling, a total of 107 channel samples from a selected 14 historical trenches, including 8 duplicates and 3 standards and six grab samples were taken.

The results from this sampling programme indicate the potential for a sizeable Cu-Au (Ag) deposit at Catabola. They can be summarised as follows:

Copper

Copper grades up to 9.9% have been recorded from the rock chip sampling programme. The average copper grade of rock chip samples with visible copper mineralization (oxidised) is 2.62%.

The copper mineralization consists of veins of fractured or brecciated quartz with impregnations of ore minerals or their secondary products. The main copper mineralization at Catabola seems to consist of free space filling of chalcocite in brecciated quartz.

Widths of mineralisation would appear to be in the range of 5-10m. The visible surface copper mineralization extends for at least 450m along strike.

Gold

Gold grades of up to 1.3 g/t have been recorded from the rock chip sampling programme.

The gold mineralization is intimately associated with copper mineralization and would appear to consist of two stages; a first generation of quartz with gold-bearing pyrite (associated with chalcopyrite and chalcocite ) and a second generation associated with open space filling (resulting in the development of coarse, visible gold). This gold mineralization is widespread across the Catabola prospect area and can be traced for over 1 km of strike length.

Other

As well as copper and gold, anomalous silver mineralization has been recorded at Catabola. Grades of up to 7.9 g/t have been recorded from rock chips.

Some uranium enrichment has been observed also. Higher results include over 40 ppm uranium, mostly (but not always) in samples showing high copper values. This enrichment seems to be associated with the mineral torbernite, a hydrated copper uranyl phosphate.

In general terms, CityView regards the results from the Phase 1 field programme as both significant and encouraging. CityView is committed to a major exploration programme at Catabola, and looks forward to the results of Phase 2.

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                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634

                                               Level 9, 28 The Esplanade
                                               Perth
                                               Western Australia       6000
                                               PO Box   5643
                                               St George's Terrace
                                               Perth
                                               Western Australia       6831
                                               Telephone: (61-8) 9226 4788
                                               Facsimile:  (61-8) 9226 4799
                                               Email: info@cityviewcorp.com
                                               Web:   www.cityviewcorp.com



May 23, 2007


The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY   NSW 2000


                       CITYVIEW INCREASES ITS SHAREHOLDING
                               IN ANGOLAN PROJECTS

CityView is pleased to announce that in accordance with the shareholders agreement between CityView and Petro African Energy plc and for the consideration of CityView covering the cost of the next phase of the work program, budgeted at US$115,000, CityView has increased its interest in both the Longonjo project and the Ucua beryllium project from 42.7% to 49%.

The Longonjo licence covers an area of 3,764 square kilometres, and contains the Catabola and Longonjo Carbonatite prospects. The Ucua licence covers an area of 1,358 square kilometres and hosts the Dande Pegmatite complex.

An extensive work program is currently in progress. The assay results from the Catabola prospect were released on May 21: the assay results from the Longonjo carbonatite prospect will be released on May 28, 2007.

                                                          CityView
                                                          Corporation Limited
                                                          ACN 009 235 634

                                               Level 9, 28 The Esplanade
                                               Perth
                                               Western Australia       6000
                                               PO Box   5643
                                               St George's Terrace
                                               Perth
                                               Western Australia       6831
                                               Telephone: (61-8) 9226 4788
                                               Facsimile:  (61-8) 9226 4799
                                               Email: info@cityviewcorp.com
                                               Web:   www.cityviewcorp.com




May 28, 2007


The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY   NSW 2000



                       LONGONJO CARBONATITE: ASSAY RESULTS


CityView Corporation is delighted to announce results from its Phase 1 sampling programme at its Longonjo Carbonatite Prospect, Angola, indicating highly anomalous levels of Rare Earths and niobium, as well as enrichment in thorium and uranium.

The Longonjo Carbonatite consists of an outer rim of altered granitoid surrounding a series of polymictic, carbonate rich breccias. The distribution of carbonatites in Angola is closely related to kimberlites and they are generally situated within the same NE-SW trend as the kimberlites. The Longonjo Carbonatite is documented historically as being prospective for niobium, tantalum and uranium/thorium minerals in particular, as well as other minerals commonly associated with carbonatite complexes.

The Phase 1 Programme at Longonjo comprised a soil sampling survey, involving the collection of approximately 453 samples, including 46 duplicates and 15 standards.

The results from this initial soils sampling programme show highly anomalous levels of the Rare Earth Elements (REE) lanthanum and cerium. Results for lanthanum show a maximum of 10,357 ppm and an average of 3,015ppm, whilst cerium shows a maximum of 18,484 ppm and an average of 5,597 ppm.

Enrichment in other elements is observed in the sample analysis. Niobium is present at anomalous levels (maximum of 3953 ppm, average 1276 ppm) as well as thorium and uranium. The most anomalous results appear to be associated with the central, carbonate rich breccia zone.

The rare earths are a relatively abundant group of 17 elements composed of scandium, yttrium, and the lanthanides (of which cerium and lanthanum are two). The elements range in crustal abundance from cerium, the 25th most abundant element of the 78 common elements in the Earth's crust at 60 parts per million, to thulium and lutetium, the least abundant rare-earth elements at about 0.5 part per million. High-technology and environmental applications of the rare earth elements (REE) have grown dramatically in diversity and importance over the past four decades. As many of these applications are highly specific, in that substitutes for the REE are inferior or unknown, the REE have acquired a level of technological significance much greater than expected from their relative obscurity. Although actually more abundant than many familiar industrial metals, the REE have much less tendency to become concentrated in exploitable ore deposits.

Many applications of REE are characterized by high specificity and high unit value. For example, color cathode-ray tubes and liquid-crystal displays used in computer monitors and televisions use europium; no substitute is known. Owing to relatively low abundance and high demand, Eu is quite valuable--$250 to $1,700/kg (for Eu2O3) over the past decade.

The Phase 2 Exploration programme (currently underway) at the Longonjo Carbonatite will primarily focus on more accurate delineation of the high grade portion of the prospect. Further analysis is required from both rock chip sampling and drill core in order to accurately quantify the level of REE mineralization.

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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                  For the month of May 1, 2007 to May 31, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION